Mail Stop 3561

September 29, 2008

Kimberly A. Dang
Vice President and Chief Financial Officer
Knight Inc.
c/o Kinder Morgan Management, LLC
c/o Kinder Morgan Energy Partners, L.P.
500 Dallas Street, Suite 1000
Houston, TX 77002

      Re: **Knight Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2007
              Filed March 31, 2008
              File No. 001-06446

              Kinder Morgan Management, LLC
              Form 10-K for Fiscal Year Ended December 31, 2007
              Filed February 29, 2008
              File No. 001-16459

              Kinder Morgan Energy Partners, L.P.
              Form 10-K for Fiscal Year Ended December 31, 2007
              Filed February 26, 2008
              File No. 001-11234

Dear Ms. Dang:

      We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. In responding to our comments, please consider whether each of the comments below relates to the other registrants reviewed and revise your disclosure for each registrant as necessary.

Knight, Inc.

Form 10-K for Fiscal Year Ended December 31, 2007

2. We note that you have checked the box on the cover page of your Form 10-K indicating that you are required to file reports pursuant to Section 13 or 15(d) of the Act. In light of the Form 15s you filed on June 5, 2007, please tell us why you believe that you are required to continue to report under the Act.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 48

General

3. We believe that this discussion should be enhanced to provide a balanced, executive level discussion through the eyes of management that identifies the most important matters upon which management focuses in evaluating financial condition and results of operations and provides a context for the discussion and analysis of your financial statements. It should also serve to inform readers about how you earn revenue and income and generate cash and provide insight into material opportunities, challenges and risks as well as actions you are taking to address those material opportunities, challenges and risks. Though you do discuss how you earn revenue and income and your prior acquisitions and expansions, please elaborate on aspects of your business that might cause your future revenue to change in any way, such as the expiration of your transportation contracts, and on how your future incremental acquisitions and expansions will impact your results of operations. Please give consideration to providing:

    *   An identification and discussion of key variables and other quantitative and qualitative factors necessary for an understanding and evaluation of your business and a discussion of management's view of the implications and significance of the information; and

    *   A discussion and analysis of material uncertainties and known trends that would cause reported financial information not to be necessarily indicative of future operating performance or financial condition to promote an understanding of the quality and potential variability of your earnings and cash flows.

Consolidated Financial Results, page 52

4. Please revise your disclosure to remove your discussion of the combined results of the predecessor and successor companies as we do not believe this presentation is meaningful or appropriate. If you determine that a discussion in MD&A based on pro forma financial information is appropriate and enhances your discussion, you may supplement your discussion of the historical results of the predecessor and the successor with an analysis based upon pro forma results of the successor for the year ended December 31, 2007 as compared to pro forma results for the year ended December 31, 2006. The pro forma financial information on which the discussion is based should be prepared in accordance with Article 11 of Regulation S-X and should reflect the impact of only the going private transaction. Your pro forma analysis should explain to your readers how the pro forma presentation was derived, why you believe this presentation is useful, and any potential risks associated with using such a presentation, such as the potential that pro forma results might not be indicative of future results. Additionally, unless your pro forma adjustments are limited in nature and easily understood through narrative disclosure, you should include within MD&A pro forma income statements to facilitate an understanding of the basis of the information being discussed. Please note that your analysis of results for 2006 as compared to 2005 should remain on a historical basis.

Results of Operations, page 54

Natural Gas Pipeline Company of America, page 56

5. In future filings, when you list multiple factors that contributed to a change in an income statement line item, please quantify the impact of each factor that you discuss, if practicable, to provide your readers with better insight into the underlying reasons behind the changes in your results. For example, with respect to the increase in NGPL segment earnings before DD&A from 2006 to 2007, you should quantify the extent to which the increase in transportation and storage revenues and the increase in operational natural gas sales volumes and natural gas prices contributed to the overall change. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Interest and Corporate Expenses, Net, page 69

6. We note your presentation of this category of expenses, both here and in Note 15. Please tell us how you determined that it was meaningful to present a net amount that combines certain operating expenses with several categories of non-operating income and expenses. Also tell us how you considered whether interest and corporate expenses, net is a non-GAAP measure.

7. We note your analysis of general and administrative expenses. Please expand your analysis to provide more detail as to why these expenses have changed from period to period. For example, you state that $119.1 million of the increase in 2007 related to the going private transaction and to other asset sales transactions. However, you have not quantified the impact of the going private transaction, which we assume is a material nonrecurring expense that should be highlighted, nor have you explained why expenses related to asset sales transactions in 2007 would be higher than those incurred in previous years, since we assume asset sales transactions are a recurring part of your business. You also indicate that $40.3 million of the increase relates to higher general and administrative expenses of Kinder Morgan Energy Partners, but you have not explained why these expenses were higher in 2007, nor have you quantified any significant components of that increase.

Liquidity and Capital Resources, page 71

8. We note your indication that your capital expenditures (other than sustaining capital expenditures) are discretionary and for 2008 are currently expected to be approximately $3.3 billion, including Kinder Morgan Energy Partners' share. Please expand this discussion to separately quantify your sustaining capital expenditures as compared to your discretionary capital expenditures and also separate those capital expenditures that are attributable to Kinder Morgan Energy Partners so that it is clear what resources are available to fund these expenditures. In this regard, we note that you plan to use cash flows from operating activities and possibly borrowing under your revolving credit facility, which appears to be limited to your $1B revolving credit facility.

Note 1. Nature of Operations and Summary of Significant Accounting Policies, page 104

(B) Basis of Presentation, page 105

9. We note from your equity statement that immediately prior to the going private transaction you had 134.3 million shares of common stock outstanding, net of treasury stock. Please reconcile this outstanding stock to your purchase price for the going private transaction, telling us how many shares were acquired for the cash purchase price of $107.50 and how many shares were contributed by the rollover investors to Knight Holdco LLC. Also tell us how you valued the contributed shares. Given the significant impact the going private transaction had on your financial statements, please consider providing this information to your investors as we believe it will assist them in better understanding how you calculated the purchase price.

10. We note that goodwill recorded in connection with the going private transaction exceeds the total purchase price. With reference to paragraph 51.b of SFAS 141,

please explain to us and clarify in future filings why the investors paid such a substantial premium relative to the net fair value of assets and liabilities acquired. Your response should describe the factors that contributed to a purchase price that resulted in the recognition of goodwill and explain what you believe such goodwill represents for each entity to which goodwill was attributed. Furthermore, please explain to us in detail how you determined the fair value of each of the assets and liabilities acquired. In particular, describe to us your process for identifying intangible assets and tell us the amount allocated to each such asset. Refer to paragraphs 35-39 and A10-A28 of SFAS 141.

11. Please explain to us how you concluded you should consolidate Kinder Morgan Energy Partners under EITF 04-5 and provide a description of the limited partners' kick-out rights. In this regard, we note in your letter to us dated May 21, 2002 that limited partners had the ability to vote to remove the general partner at such time.

(C) Accounting for Regulatory Activities, page 106

12. To the extent the significant reduction in regulatory assets and regulatory liabilities in fiscal 2007 relates to the application of the new accounting basis effective with the closing of the going private transaction, please explain to us how you determined the fair value of these assets and liabilities.

(I) Goodwill, page 109

13. Please explain to us what the balance for acquisitions and purchase price adjustments to goodwill represents for each segment in the seven month period ended December 31, 2007. Similarly, tell us what each adjustment represents in the six month period ended June 30, 2008, as disclosed in your Form 10-Q for the period then ended.

(J) Other Intangibles, Net, page 111

14. We note that the majority of your other intangibles are comprised of customer relationships, contracts and agreements. Please explain to us in more detail the nature of these relationships and contracts to help us better understand how you determined these assets have a weighted-average life of over 17 years and to help us understand how you determined straight-line amortization most appropriately recognizes the pattern in which the economic benefits of these assets are consumed.

(M) Assets and Liabilities Held for Sale, page 116

15. We note your disclosures concerning the sale of 80% of your NGPL business

segment subsequent to year end. Please tell us your basis in GAAP for presenting your continuing 20% interest in NGPL as a single amount within the caption "Investments" in the December 31, 2007 balance sheet. In this regard, it is unclear why it would be appropriate for you to apply the balance sheet presentation guidance in APB 18 to the fiscal year before you sold your 80% interest in NGPL, and it is unclear that offset of these assets and liabilities is permitted under other GAAP guidance. In your response, also tell us the amount of each major class of assets and liabilities comprising the net amount classified as investments.

Note 7. Discontinued Operations, page 132

16. With respect to the sales of Corridor Pipeline System and your U.S. retail natural gas distribution and related operations, we were unable to locate pro forma financial statements to reflect the dispositions. To the extent you did not provide such financial statements because these entities were not significant under Rule 1-02(w) of Regulation S-X, please provide us with your significance tests. Otherwise, please explain to us why pro forma financial statements were not provided. Refer also to Article 11 of Regulation S-X.

Item 11. Executive Compensation, page 211

Compensation Discussion and Analysis, page 211

17. We note that you have implemented a cap on base salary of $300,000, which you believe is below annual base salaries for comparable positions in the marketplace. Please disclose the basis for your belief.

18. We note your statement on page 212 that "[f]or each of the years ended December 31, 2006 and 2007, no restricted stock or options to purchase shares of KMI, Kinder Morgan Energy Partners or Kinder Morgan Management were granted to any of our named executive officers." Please disclose the reason(s) for this policy change.

19. We note your statement on page 213 that under your Annual Incentive Plan "annual cash bonuses may be paid to [your] executive officers and other employees depending on a variety of factors, including their individual performance, [your] financial performance, the financial performance of [your] subsidiaries (including Kinder Morgan Energy Partners), safety and environmental goals and regulatory compliance." Please enhance your disclosure to identify more specifically what skills, responsibilities and other aspects of individual performance are taken into account and describe in greater detail how your safety and environmental goals and regulatory compliance factor into your bonus awards, as the discussion you provide on page 214 would appear to focus

upon only the financial performance objectives. In this regard, please state whether individual performance, safety and environmental goals or regulatory compliance were taken into account with respect to the 2007 awards. See Item 402(b)(2)(vii) of Regulation S-K.

20. We note your statement on page 213 that your compensation committee reviews and approves annually your financial goals and objectives and that your Annual Incentive Plan is administered by your compensation committee. Please clarify whether you mean Mr. Kinder, given your statement on page 211 that since the going private transaction Mr. Kinder has made compensation decisions with respect to your executive officers and your board no longer has a separately designated compensation committee.

Form 10-Q for Fiscal Quarter Ended June 30, 2008

Note 3. Goodwill, page 11

21. We note that all of your recorded goodwill arose in conjunction with the going private transaction in May 2007. Furthermore, we note that you impaired close to 50% of such goodwill only a year later in connection with your annual impairment test. Please describe to us in detail and disclose to your investors the underlying events and circumstances that led to such a significant decrease in the fair value of the business in such a short period of time. We may have further comment upon our review of your response.

Kinder Morgan Management, LLC

Form 10-K for Fiscal Year Ended December 31, 2007

Note 2. Significant Accounting Policies, page 26

(C) Accounting for Share Distributions, page 27

22. We note you have charged the fair value of stock dividends against retained earnings, resulting in a retained deficit balance at year end. Given the retained deficit balance, please tell us how you determined it was appropriate to record the stock dividends at fair value as opposed to par value and how you determined it was appropriate to charge the stock dividends against retained earnings/deficit.

(E) Income Taxes, page 27

23. We note you have elected to be treated as a corporation for federal income tax purposes. Please explain to us why you do not provide the income tax disclosures required by SFAS 109.

Form 10-Q for Fiscal Quarter Ended June 30, 2008

Note 9. Out of Period Adjustment, page 8

24. Given the materiality of the $7.7 million charge relative to net income for the six months ended June 30, 2008, please explain to us how you were able to conclude the adjustment was not material to your consolidated financial statements in 2007 or 2008 and why you did not restate prior-period financial statements to reflect the correction of the error. Refer to SFAS 154 and SAB Topic 1:N.

Kinder Morgan Energy Partners, L.P.

Form 10-K for Fiscal Year Ended December 31, 2007

Consolidated Statements of Comprehensive Income, page 118

25. Please disclose the amount of income tax expense or benefit allocated to each component of other comprehensive income either on the face of the statement or in the notes to the financial statements, or tell us why this is not applicable. Refer to paragraph 25 of SFAS 130.

Note 11. Partners' Capital, page 158

26. We note your disclosures concerning your general partner's incentive distribution rights ("IDRs"), both here and in Note 12. To help us better understand your IDRs, please respond to the following comments:

- Please tell us if your IDRs are embedded in the general partner interest such that they cannot be detached and transferred apart from the general partner's overall interest.
- It appears from your equity statement that you classify distributions related to the general partner's IDRs as equity transactions. Please explain why you believe equity classification is appropriate, including explaining the purpose for which you provide cash distributions to your general partner beyond the general partner's ownership interest. Also tell us what consideration, if any, was given to recording IDRs as compensation to the general partner. In this regard, we assume from your disclosures in Note 12 that the services provided by your general partner and other affiliated companies in conducting and directing your activities are billed to you at cost, and it appears that IDRs could be a method for providing your general partner with compensation in return for providing these services to you.

Form 8-K dated January 16, 2008

27. We note your use of non-GAAP measures, such as net income before certain items and DCF before certain items, under Item 2.02 of the Form 8-K. Tell us your consideration of providing the following disclosures, outlined in Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, available on our website at www.sec.gov:

- the manner in which management uses the non-GAAP measure to conduct or evaluate its business;
- the economic substance behind management's decision to use such a measure;
- the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;
- the manner in which management compensates for these limitations when using the non-GAAP financial measure; and
- the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

In this regard, we believe you should further enhance your disclosures to comply with Item 10(e)(1)(i)(C) and (D) of Regulation S-K and Question 8 of the related FAQ to demonstrate the usefulness of your non-GAAP financial measures, which exclude a number of recurring items, especially since these measures appear to be used to evaluate performance. If you propose to your revise your disclosures in the future, please show us an example of your proposed revisions.

Form 10-Q for Fiscal Quarter Ended June 30, 2008

Exhibits 31.1 and 31.2

28. Please be advised that the certifications required by Rule 13a-14(a) or Rule 15d-14(a) must include language exactly as set forth in Item 601(b)(31) of Regulation S-K. Accordingly please add the parenthetical language that has been excluded from paragraph 4(d) of your certifications.

*   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. If you amend one of your filings, you may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 or in her absence Sarah Goldberg, Assistant Chief Accountant, at (202) 551-3340 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317, Mara L. Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director